Exhibit (r)(2)

Revised Date: 12/14/2023

Effective Date: 1/2/2024

Variant Investments Code of Ethics

Variant Investments, LLC (the “Firm”), as a matter of policy and practice, and consistent with industry best practices and SEC requirements (SEC Rule 204A-1 under the Advisers Act and Rule 17j-1 under the Investment Company Act, which is applicable if the firm acts as investment adviser to a registered investment company), has adopted a written Code of Ethics covering all access persons. Our firm’s Code of Ethics requires high standards of business conduct, compliance with federal securities laws, reporting and recordkeeping of personal securities transactions and holdings, reviews, and sanctions.

1.	Definitions of Terms Used

(a)	“Access Person” of the Firm means (i) any employees (A) who has access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any client; (B) who is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic (ii) all directors, managing directors and officers of the Firm; and (iii) consultants with access to clients’ nonpublic information At this time, all employees of the Firm are considered to be Access Persons.

(b)	“Alternative Data” refers to many different types of information increasingly used in financial analysis, beyond traditional financial statements, company filings, and press releases. Alternative data does not necessarily contain Material Non-Public Information (MNPI). Examples of “alternative data” include information gleaned from satellite and drone imagery of crop fields and retailers’ parking lots, analyses of aggregate credit card transactions, social media and internet search data, geolocation data from consumers’ mobile phones, and email data obtained from apps and tools that consumers may utilize.

(c)	“Automatic Investment Plan” means a program, including a dividend reinvestment plan, in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation.

(d)	“Beneficial ownership” or “beneficial interest” shall be interpreted in the same manner as beneficial ownership would be under Rule 16a-1(a)(2) under the Securities Exchange Act of 1934 in determining whether a person has beneficial ownership of a security for purposes of Section 16 of that Act and the rules and regulations thereunder, which includes any interest in which a person, directly or indirectly, has or shares a direct or indirect pecuniary interest. A pecuniary interest is the opportunity, directly or indirectly, to profit or share in any profit derived from any transaction. Each Access Person will be assumed to have a pecuniary interest, and therefore, beneficial interest in or ownership of, all securities held by the Access Person, the Access Person’s spouse, all minor children, all dependent adult children and adults sharing the same household with the Access Person (other than mere roommates) and in all accounts subject to their direct or indirect influence or control and/or through which they obtain the substantial equivalent of ownership, such as trusts in which they are a trustee or beneficiary, partnerships in which they are the general partner (except where the amount invested by the general partner is limited to an amount reasonably necessary in order to maintain the status as a general partner), corporations in which they are a controlling shareholder (except any investment company, trust or similar entity registered under applicable U.S. or foreign law) or any other similar arrangement. Any questions an Access Person may have about whether an interest in a security or an account constitutes beneficial interest or ownership should be directed to the Compliance Officer.

(e)	“Considering for purchase or sale” shall mean when the portfolio manager communicates that he/she is seriously considering making such a transaction or when a recommendation to the portfolio manager to purchase or sell has been made or communicated by an analyst at the Firm and, with respect to the analyst making the recommendation, when such analyst seriously considers making such a recommendation.

(f)	“Compliance Officer” shall mean the Chief Compliance Officer, as may be designated by the Firm from time to time, or his or her designee.

(g)	“Federal Securities Laws” means the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Investment Company Act of 1940, the Investment Advisers Act of 1940, Title V of the Gramm-LeachBliley Act, the Bank Secrecy Act as it applies to investment companies registered under the Investment Company Act of 1940 and investment advisers, each as may be amended or supplemented, and any rules adopted thereunder by the Securities and Exchange Commission (the “SEC”) or the Department of the Treasury, as applicable.

(h)	“Fund” means any investment company registered under the Investment Company Act of 1940, as amended.

(i)	“Initial Public Offering” means an offering of securities registered under the Securities Act of 1933, as amended, the issuer of which, immediately before the registration, was not required to file reports under Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, or an initial public offering under comparable foreign law.

(j)	“Insiders” means any officers, directors, or stockholders who possess stock that directly or indirectly results in beneficial ownership of more than 10% of the company’s common stock or other class of equity. Provisions of Section 16 deem a person to be a beneficial owner, even if that individual does not directly have any equity interest in each company. For example, if a person is part of a shared household where an immediate family member beneficially owns an interest in a covered company, that individual is equally subject to Section 16 filing requirements.

(k)	“Investment Personnel” of the Firm means any employee of the Firm (or of any company under common control with the Firm) who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities for the Firm’s clients. Investment Personnel also includes any natural person who controls the Firm and who obtains information concerning recommendations made to the Firm’s clients regarding the purchase or sale of securities for such clients.

(l)	“Knowingly/Knows/Knew” means (i) actual knowledge or (ii) reason to believe but shall exclude institutional knowledge, where there is no affirmative conduct by the employee to obtain such knowledge, for example, querying the Firm’s trading system or Investment Personnel.

(m)	“Limited Offering” means an offering that is exempt from registration under Section 4(2) or Section 4(6) of the Securities Act of 1933, as amended, or pursuant to Rule 504, Rule 505, or Rule 506 under the Securities Act of 1933, as amended, and similar restricted offerings under comparable foreign law.

(n)	“Management Committee” means the managing personnels of the Firm.

(o)	“Material Non-Public Information” (MNPI) means information relating to a company that has not been made public but could have a material impact on the value of the company.

(p)	“Personal Benefit” includes any intended benefit for oneself or any other individual, company, group, or organization of any kind whatsoever except a benefit for a client.

(q)	“Personal Securities Transactions” shall not include transactions in Proprietary Accounts.

(r)	“Portfolio Deposit” means an in-kind deposit of securities and/or cash in connection with the purchase of securities of a Self-Indexing Fund.

(s)	“Proprietary Account” means an account in which the Firm owns, individually or in the aggregate, a 5% or greater interest.

(t)	“Reportable Fund” means any Fund for which the Firm serves as an investment adviser.

(u)	“Reportable Security” shall mean any security which matches the security type found in Exhibit B.

(v)	“Restricted Security” shall mean any security that the Firm may recommend to its clients for purchase or sale, and any security related to or connected with such security. Please refer to the most recent quarterly email for a list of publicly traded restricted securities sent by the Firm’s Compliance Officer.

(w)	“Security” means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

2.	Compliance with Laws and Regulations

The Firm and each Access Person must comply with all applicable Federal Securities Laws, whether acting with respect to clients’ accounts, personal accounts or Proprietary Accounts. Without limiting the generality of the foregoing, Access Persons of the Firm shall not, directly or indirectly, in connection with the purchase or sale of a security held or to be acquired by a client account, personal account or Proprietary Account:

(a)	Defraud any client in any manner;

(b)	Mislead any client, including by making a statement that omits material facts;

(c)	Engage in any act, practice or course of conduct which operates or would operate as a fraud or deceit upon any client;

(d)	Engage in any manipulative practice with respect to a client; or

(e)	Engage in any manipulative practice with respect to securities, including price manipulation.

3.	Preferential Treatment, Gifts and Entertainment

No Access Person of the Firm shall seek or accept favors, preferential treatment or any other personal benefit because of his or her association with the Firm, except those usual and normal benefits directly provided by the Firm.

No Access Person of the Firm shall accept or offer any entertainment, gift or other personal benefit that may create or appears to create a conflict between the interests of such person and the Firm. Access Persons are prohibited from receiving any gift or other personal benefit of more than de minimis value (see Exhibit A for definition of de minimis) from any person or entity that does business with or on behalf of the Firm. In addition, Access Persons are prohibited from giving or offering any gift or other personal benefit of more than a de minimis value to any person or entity who is an existing or prospective client or any person that does business with or on behalf of the Firm and shall be absolutely prohibited from giving or offering any gift or other personal benefit to any client or prospective client that is a governmental entity or official thereof or official of any governmental entity investment, retirement or pension fund. For purposes of this Code, de minimis is defined as reasonable and customary business entertainment, such as an occasional dinner, a ticket to a sporting event or the theater, or comparable entertainment which is neither so frequent nor so extensive as to raise any question of propriety. Access Persons shall comply with the Gift and Entertainment Procedures attached hereto as Exhibit A. Any questions regarding the receipt of any gift or other personal benefit should be directed to the Compliance Officer.

4.	Conflicts of Interest

If any Access Person of the Firm is aware of a personal interest that is, or might be, in conflict with the interest of any client, that Access Person should disclose the situation or transaction and the nature of the conflict to the Firm’s Compliance Officer for appropriate consideration. In addition, no Access Person of the Firm may use knowledge about pending or currently considered securities transactions for clients to directly or indirectly profit personally. Without limiting the foregoing, Access Persons of the Firm who are planning to invest in or make a recommendation to invest in a Restricted Security, and who have a material interest in the security or a related security, must first disclose such interest to his or her manager and the Compliance Officer. Such manager or Compliance Officer shall conduct an independent review of the recommendation to purchase the security for clients and written evidence of such review shall be maintained by the Compliance Officer. Access Persons may not fail to timely recommend a suitable security to, or purchase or sell a suitable security for, a client in order to avoid an actual or apparent conflict with a personal transaction in a security.

5.	Service as a Director

Access Persons of the Firm are prohibited from accepting any new appointment to the boards of directors of any company (other than charitable foundations and not-for-profit institutions that are not clients of the Firm), whether or not its securities are publicly traded, absent prior authorization of the Firm’s Compliance Officer. In determining whether to authorize such appointment, the Compliance Officer shall consider whether the board service would be adverse to the interests of the Firm’s clients, would interfere with or hinder the Firm’s ability to provide recommendations to its clients, and whether adequate procedures exist to ensure isolation from those making investment decisions. No Access Person may participate in a decision to purchase or sell a security of any company for which he/she serves as a director. Likewise, no Access Person may participate in the investment activities of charitable foundations and non-for-profit institutions. All Access Persons shall report existing board positions with for-profit corporations, business trusts or similar entities within ten (10) days of becoming an Access Person. All Access Persons must notify the Compliance Officer within ten (10) days of accepting a new appointment to serve on the board of directors of any for-profit corporation, business trust or similar entity.

6.	Inside Information

U.S. securities laws and regulations, and certain foreign laws, prohibit the misuse of “inside” or “material non-public” information (MNPI) when trading or recommending securities. In addition, Regulation FD prohibits certain selective disclosure of information to analysts.

Information is generally deemed “material” if a reasonable investor would consider it important in deciding whether to purchase or sell a company’s securities, or if it is information that is reasonably certain to affect the market price of the company’s securities, regardless of whether the information is directly related to the company’s business. Information is considered “nonpublic” when it has not been effectively disseminated to the marketplace. Information is “public” after it has been disseminated broadly to investors in the marketplace. For example, information is public after it has become available to the general public through the Internet, a public filing with the SEC or some other government agency, the Dow Jones “tape” or The Wall Street Journal or some other publication of general circulation, and after sufficient time has passed so that the information has been disseminated widely.

Inside information (including Alternative Data) obtained by any Access Person of the Firm from any source must be kept strictly confidential. All inside information should be kept secure, and access to files and computer files containing such information should be restricted. The Firm prohibits all Access Persons of the Firm, either personally or on behalf of clients’ accounts or Proprietary Accounts of the Firm, from trading while in possession of material non-public information, misappropriating material non-public information or disclosing material non-public information to others in violation of applicable law or these policies and procedures. The Chief Compliance Officer should be notified immediately when inside information has been received related so that the relevant public securities can be added to the list of restricted securities. Questions and requests for assistance regarding insider information should be promptly directed to the Firm’s Compliance Officer.

Inside information may include, but is not limited to, knowledge of pending orders or research recommendations, corporate finance activity, mergers or acquisitions, advance earnings information, clients’ securities holdings and transactions, and other material non-public information that could affect the price of a security. Inside information or material non-public information does not include legally obtained information concerning non-public entities that have no publicly traded securities, where access to such information is necessary to conduct due diligence on instruments considered for investment in clients’ accounts.

A client’s identity, financial circumstances and account information is also confidential and must not be discussed with any individual whose responsibilities do not require knowledge of such information.

7.	Restrictions on Personal Securities Transactions

(a)	Access Persons of the Firm may not sell to, or purchase from, any client any security or other property (except merchandise in the ordinary course of business), in which such Person has or would acquire a beneficial interest, unless such purchase or sale involves shares of a Fund or is otherwise permitted pursuant to Section 17 of the 1940 Act.

(b)	Access Persons of the Firm may only engage in the purchase and sale of shares of any Reportable Fund upon preclearance from the Firm’s Compliance Officer. However, no transactions should be entered into in violation of Rule 10b-5 prohibiting the use of inside information and all transactions should be carried out in compliance with Section 16 of the Securities Exchange Act of 1934 and Rule 144 under the Securities Act of 1933.

(c)	Access Persons of the Firm shall not discuss with or otherwise inform others of any actual or restricted security transaction by any client except in the performance of employment duties or in an official capacity and then only for the benefit of the client, and in no event for personal benefit or for the benefit of others.

(d)	Access Persons of the Firm shall not release information on public securities and/or pending material valuation events on Reportable Funds to dealers or brokers or others (except to those concerned with the execution and settlement of the transaction) as to any changes in any clients’ investments, proposed or in process, except (i) upon the completion of such changes, (ii) when the disclosure results from the publication of a prospectus by a Reportable Fund, (iii) in conjunction with a regular report to shareholders of a Reportable Fund, or to any governmental authority resulting in such information becoming public knowledge, or (iv) in connection with any report to which shareholders of a Reportable Fund are entitled by reason of provisions of the articles of incorporation, bylaws, rules and regulations, contracts or similar documents governing the operations of such company.

(e)	Access Persons of the Firm may not use knowledge of portfolio transactions made or restricted for any client to profit by the market effect of such transactions or otherwise engage in fraudulent conduct in connection with the purchase or sale of a security sold or acquired by any client.

(f)	No Access Person of the Firm shall knowingly take advantage of an opportunity of any client for personal benefit or take action inconsistent with such Access Person’s fiduciary obligations to the Firm’s clients. All personal securities transactions must be consistent with this Code and Access Persons must avoid any actual or potential conflict of interest or any abuse of any Access Person’s position of trust and responsibility.

(g)	Any transaction in a Restricted Security in anticipation of any clients’ transaction (“front-running”) is prohibited.

(h)	When anything in this Section 7 prohibits the purchase or sale of a security, it also prohibits the purchase or sale of any related securities, such as puts, calls, other options or rights in such securities and securities-based futures contracts and any securities convertible into or exchangeable for such security.

(i)	Any Access Person of the Firm who trades in violation of this Section 7 will be subject to sanctions as set forth in Section 15.

(j)	No Access Person of the Firm shall invest in an investment opportunity related to one of the portfolio holdings of the Reportable Funds. For example, this restriction would include purchasing the equity of a firm that is being financed by one of the Reportable Funds. Likewise, it would also include investing in deals of a marketplace platform that is being financed by the Reportable Funds. In all cases, Access Person of the Firm must avoid conflict of interests between their personal investments and those of the Reportable Funds.

8.	Preclearance of Personal Securities Transactions

Access Person of the Firm are restricted from the purchase of securities that are affiliates or has an appearance of affiliation to the underlying investments of any private, public, or other investment structures managed by the Firm. Restrictions may be lifted by the Firm’s Compliance Officer on a case-by-case basis after thorough assessment and consultation (as applicable). Preclearance of Personal Securities Transactions

(a)	No Access Person of the Firm may buy or sell any Restricted Security for an account beneficially owned by him without having first obtained specific permission from the Firm’s Compliance Officer. Requests for preclearance and approval for trades involving Restricted Securities, Initial Public Offerings or Limited Offerings should be submitted to the Compliance Officer. After preclearance has been approved, the transaction may be affected either internally or through an external broker. Transaction orders must be placed within 30 days and/or other approved trade period (which is granted by the CCO on a case-by-case basis) of the day permission to trade is granted or such shorter period as is indicated in the approved preclearance.

(b)	No Access Person of the Firm shall directly or indirectly acquire a beneficial interest in securities through a Limited Offering or in an Initial Public Offering without obtaining the prior consent of the Compliance Officer.

(c)	No Access Person of the Firm shall directly or indirectly acquire or sell interest in any Reportable Funds or other investment structures managed by the Firm without having first obtained specific permissions from the Firm’s Compliance Officer. Once permission has been obtained by the Firm’s Compliance Officer, there will be a 30 day wait period. The 30 days wait period may be extended depending on certain circumstances. For example, but not limited to, the Access Person of the Firm is aware of a trade that could result in an impact of > 0.25bp at the fund level in any private or public funds or other investment structures managed by the Firm. An exception is granted for employees investing in Funds managed by the Adviser if executed through an approved Automated Investment Plan, either through the Adviser’s 401k program or elsewhere. Transaction orders in Reportable Funds must be placed within 30 days after the end of the waiting period. This trade period may be altered by the CCO on a case-by-case basis. Purchase orders in Reportable Funds must be placed within 30 days after the end of the waiting period. Sell orders in Reportable Funds must be placed at the next available redemption date. This trade period may be altered by the CCO on a case-by-case basis.

(d)	No Access Persons of the Firm shall engage in outside business activity (OBA) without first obtaining specific permission from the Firm’s Compliance Offer. Some examples of OBA include formations of LLCs, LPs, etc. or obtaining employment with for profit or non-profit organizations (e.g., internships, part-time, full-time, officer positions, board positions, etc.).

9.	Excluded Transactions

The trading restrictions in Section 7 and the preclearance requirements of Section 8 do not apply to the following types of transactions:

(a)	Transactions effected for any account over which the Access Person has no direct or indirect influence or control, and which has been disclosed to the Firm’s Compliance Officer pursuant to Section 10(f).

(b)	Non-volitional purchases and sales, such as dividend reinvestment programs or “calls” or redemption of securities.

(c)	The acquisition of securities by gift or inheritance or disposition of securities by gift to charitable organizations.

10.	Reporting Procedures for Personal Securities Transactions

Standing orders for retirement plans provided that, except as set forth in (e) below, prior clearance is obtained before an Access Person starts, increases, decreases or stops direct debits/standing orders for retirement plans. Lump sum investments in or withdrawals from such plans must be precleared on a case-by-case basis and are subject to trading restrictions. Reporting Procedures for Personal Securities Transactions

Access Persons of the Firm shall submit to the Firm’s Compliance Officer the reports set forth below.

(a)	Brokerage Accounts. Before effecting personal transactions through an external broker, each Access Person must report the existence of the brokerage account to the Compliance Officer. Access Persons must receive preclearance from Firm’s CCO to open new brokerage accounts for him or her and their immediate family members sharing the Access person’s household. See Exhibit B for further details on Reportable Securities.

(b)	Initial Holdings Report. Each Access Person must provide an initial holding report which includes the following information within ten (10) days of becoming an Access Person.

(c)	Quarterly Transaction Reports. Not later than thirty (30) days following the end of a calendar quarter, each Access Person must submit a quarterly report.

(i) with respect to any transaction in the quarter in a Reportable Security in which the Access Person had, or as a result of the transaction acquired, any direct or indirect beneficial ownership:

(d)	Annual Holdings Report. Each Access Person shall submit the information required in Section 10(b) above annually within thirty (30) days of the end of each calendar year. The information shall be current as of a date no more than forty-five (45) days before the report is submitted.

(e)	Review of Reports. The Firm’s Compliance Officer shall be responsible for identifying Access Persons of the Firm, notifying them of their obligations under this Code and reviewing reports submitted by those Access Persons. The Compliance Officer will maintain the names of the persons responsible for reviewing these reports, as well as records of all reports filed pursuant to these procedures. No person shall be permitted to review his/her own reports. Such reports shall be reviewed by the Compliance Officer or other officer who is senior to the person submitting the report.

(f)	Exceptions from Reporting Requirements.

(i)	An Access Person of the Firm need not make reports pursuant to this Section 10 with respect to transactions effected for, and Reportable Securities held in, any account over which the Access Person has no direct or indirect influence or control, such as variable annuity accounts or Section 529 qualified tuition plans (unless such accounts or plans are managed, distributed, marketed, or underwritten by the Firm). Access Persons relying on this exception must inform the Firm’s Compliance Officer of accounts meeting this exception.

(ii)	With the exception of Insiders, an Access Person need not make reports pursuant to Section 10(c) with respect to transactions effected pursuant to an Automatic Investment Plan. Notwithstanding the foregoing, if any such account holds shares of a Reportable Fund for which the Access Person must file Forms 3, 4 or 5 pursuant to Section 16(a) of the Securities Exchange Act of 1934, the Access Person must provide to the Firm’s Compliance Officer information on transactions in, and holdings of, shares of such Reportable Fund in the account to allow the timely filing of such reports.

11.	Administration of Code

The Compliance Officer of the Firm shall be responsible for all aspects of administering this Code and for all interpretative issues arising under the Code as they relate to the Firm. The Firm’s Compliance Officer is responsible for considering any requests for exceptions to, or exemptions from, the Code (e.g., due to personal financial hardship) as it relates to Access Persons of the Firm. Any exceptions to, or exemptions from, the Code shall be subject to such additional procedures, reviews and reporting as may be deemed appropriate by the Compliance Officer and shall be reported to the Management Committee at the next regular meeting. The Firm’s Compliance Officer will take whatever action he or she deems necessary with respect to any officer, member of the board of directors or employee of the Firm who violates any provision of this Code.

12.	Reports to Reportable Funds CCO

At least once a year, the Compliance Officer shall review the adequacy of the Code and the effectiveness of its implementation. In addition, no less frequently than annually, the investment adviser to a Reportable Fund must provide a written report to the Board of Directors of such Reportable Fund that describes any issues arising under the Code since the last report to the, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations. The report will also certify to the Board of Directors that the investment adviser has adopted procedures reasonably necessary to prevent Access Persons from violating the Code. The report should also include significant conflicts of interest that arose involving the Firm’s personal investment policies, even if the conflicts have not resulted in a violation of the Code. For example, the Firm will report to the Board if a portfolio manager is a director of a company whose securities are held by the Reportable Fund.

13.	Code Revisions

Any material changes to the Code will be submitted to the Board of Directors of any Reportable Fund for which the Firm serves as investment adviser for approval within six months of such change.

14.	Recordkeeping Requirements

The Firm shall maintain records of the following: a copy of each Code in effect during the past five years; a record of any violation of the Code and any action taken as a result of the violation for at least five years after the end of the fiscal year in which the violation occurs; a record of all written acknowledgments of receipt of the Code, and all amendments thereto, for each person who currently is, or within the past five years was, an Access Person of the Firm; a copy of each report made by Access Persons of the Firm as required in this Code, including any information provided in place of the reports for at least five years after the end of the fiscal year in which the report is made or the information is provided; a record of all persons required to make reports currently and during the past five years; a record of all who are or were responsible for reviewing these reports during the past five years; for at least five years after the fiscal year in which the report is made, the report required under Section 12 above; for at least five years after the end of the fiscal year in which approval is granted, a record of any decision and the reasons supporting that decision, to approve an Access Person’s purchase of securities in an Initial Public Offering or a Limited Offering; and a copy of reports provided to the management committee of the Firm regarding the Code.

15.	Condition of Employment or Service

All Access Persons shall conduct themselves at all times in the best interests of the Firm. Compliance with the Code shall be a condition of employment or continued affiliation with the Firm. All Access Persons shall promptly report to the Compliance Officer all apparent violations of the Code of Ethics. Any retaliation for the reporting of a violation under this Code will constitute a violation of the Code. The Compliance Officer will consider reports made to the Compliance Officer hereunder and will determine whether or not the Code has been violated and what sanctions, if any, should be imposed. Conduct not in accordance with the Code shall constitute grounds for actions which may include, but are not limited to, a reprimand, a restriction on activities, unwinding a trade or disgorgement of profits obtained in connection with a violation, the imposition of fines, termination of employment or removal from office, or referral to civil or criminal authorities. All Access Persons shall certify upon becoming an Access Person, and thereafter annually, that they have received a copy of and read the Code, and all amendments thereto, and agree to comply in all respects with this Code and that they have disclosed or reported all personal securities transactions, holdings and accounts required to be disclosed or reported by this Code.

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EXHIBIT A

Gifts and Entertainment Procedures

The Code of Ethics for the Firm contains provisions prohibiting the giving, offering or acceptance of gifts, entertainment or other personal benefit of more than de minimis value to any person or entity who is an existing or prospective client of the Firm or to or from any person or entity that does business with or on behalf of the Firm or any registered investment company managed by the Firm (each a “Fund” and collectively, the “Funds”). The following sets forth procedures to be followed in connection with the giving, offering and acceptance of any gifts, entertainment, or other personal benefit.

Occasionally an Access Person (as defined in the Code of Ethics) of the Firm may be offered gifts or entertainment opportunities by clients, brokers, vendors, or other organizations with whom the Firm or the Funds conduct business. The Firm must comply with regulatory requirements that limit or restrict the giving or receiving of gifts and/or entertainment. Access Persons of the Firm have a duty to ensure that their actions are free from any conflict with the interests of the Firm’s clients. The giving or receiving of any gift or entertainment must be consistent with good business practice, could not be construed as a bribe or corrupt the judgment of the recipient, does not obligate the recipient in any way and would not embarrass the Firm or the Funds. Whether activity is excessive will be made on a case-by-case basis by the Firm’s Compliance Department in consultation with outside counsel if needed. As professionals, you are expected to use your best judgment in evaluating whether the frequency or magnitude of any activity is improper.

1.	Gifts

Accepting Gifts. As a general matter, the receiving of gifts from third parties that do or seek to do business with the Firm and/or its clients is discouraged. Upon receiving a gift, Access Persons should use their best judgment to communicate politely the Firm’s gifting policy. Any gift that exceeds the de minimis value must be declined or returned. For purposes of these procedures, de minimis value is considered to be no more than $300 annually (calendar year basis). Gifts with values beneath the de minimis value should be considered a gift to the company, not the individual, and used as corporate property or shared broadly among staff where possible. Under no circumstances may an Access Person accept a gift of cash, including a cash equivalent such as a gift certificate, bond, security, or other items that may be readily converted to cash.

Any items or services that could be purchased with discount due to the firm’s relationship with third parties or clients is considered a gift. The price difference between market/retail and purchase is viewed as the value of the gifts and is subject to the mentioned de minimis limit. All purchases will be documented. There may be limitation on the number of purchases each Access Person is allowed annually.

If an Access Person receives a gift that is prohibited under the Code of Ethics and these procedures, it must be declined or returned in order to protect the reputation and integrity of the Firm. If the gift has already been received and cannot be returned, it will be donated to a charity chosen by the Firm’s Management Committee. Any question as to the appropriateness of any gift should be directed to the Firm’s Chief Compliance Officer.

Giving Gifts. In appropriate circumstances, it may be acceptable for the Firm or its Access Persons to extend gifts to clients or others who do business with the Firm. Gifts of cash (including cash equivalents such as gift certificates, bonds, securities, or other items that may be readily converted to cash) or excessive or extravagant gifts, as measured by the total value or quantity of the gift(s), are prohibited. Gifts with a face value in excess of $150 must be cleared by the Firm’s Chief Compliance Officer. Promotional items will not count toward the $150 limit.

An Access Person should be certain that the gift does not give rise to a conflict with clients’ interests, or the appearance of a conflict, and that there is no reason to believe that the gift violates any applicable code of conduct of the recipient. Gifts are permitted only when made in accordance with applicable laws and regulations and generally accepted business practices.

2.	Sponsorships

The Firm recognizes that the Firm may provide or receive sponsorships to/from organizations that the Firm or its Reportable Funds has a business relationship with. Such sponsorships will require pre-clearance from the Compliance Committee. Amounts to be provided or received are determined at the sole discretion of the Compliance and Management Committee.

3.	Entertainment

The Firm recognizes that occasional participation in entertainment opportunities with representatives from organizations with whom the firm transacts business, such as clients, brokers, vendors, or other organizations can be useful relationship building exercises. Examples of such entertainment opportunities are: lunches, dinners, cocktail parties, golf outings or regular season sporting events. Accordingly, occasional participation by an Access Person in such entertainment opportunities for legitimate business purposes is permitted, provided that the value of the meal or other entertainment item is $250 or less per person, with a limit of $1,000 annually (calendar year basis) per person. An Access Person of the Firm is required to obtain prior approval from the Firm’s Chief Compliance Officer before accepting any other entertainment opportunity. The Firm’s Chief Compliance Officer must clear his or her own participation in the above situations with a member of the Management Committee. Meals provided in the Firm’s office, a client’s office or in a similar business setting shall not be deemed entertainment and the Firm does not require Access Persons to report these activities.

4.	Lodging and Travel

Lodging. An Access Person is not permitted to accept a gift of lodging in connection with any entertainment opportunity. Rather, an Access Person must pay for his/her own lodging expense in connection with any entertainment opportunity. If an Access Person participates in an entertainment opportunity for which lodging is arranged and paid for by the host, the Access Person must reimburse the host for the equivalent cost of the lodging. It is the Access Person’s responsibility to ensure that the host accepts the reimbursement and whenever possible, arrange for reimbursement prior to attending the entertainment event. Lodging connected to an Access Person’s business travel will be paid for by the Firm, or as applicable, the Funds.

Car and Limousine Services. An Access Person must exercise reasonable judgment with respect to accepting rides in limousines and with car services. Except where circumstances warrant (e.g., where safety is a concern), an Access Person is discouraged from accepting limousine and car services paid for by a host when the host is not present.

Air Travel. An Access Person is not permitted to accept a gift of air travel in connection with any entertainment opportunity. Rather, an Access Person must pay for his/her own air travel expense in connection with any entertainment opportunity. If an Access Person participates in an entertainment opportunity for which air travel is arranged and paid for by the host, the Access Person must reimburse the host for the equivalent cost of the air travel. It is the Access Person’s responsibility to ensure that the host accepts the reimbursement and whenever possible, arrange for reimbursement prior to attending the entertainment event. Air travel that is connected to an Access Person’s business travel will be paid for by the Firm, or as applicable, the Funds.

5.	Gift/Entertainment Reporting

Reporting. All gifts and entertainment of any amount given or received are required to be reported by the Access Person to the Firm’s Chief Compliance Officer.

Quarterly Certification. On a quarterly basis, every Access Person will be required to certify their compliance with these procedures.

6.	Questions and Clarifications.

Any questions as to the appropriateness of gifts, travel and entertainment opportunities should be discussed with the Chief Compliance Officer.

EXHIBIT B

Reportable Securities

Access persons must submit holdings and transaction reports for “reportable securities” in which the Access person has, or acquires, any direct or indirect beneficial ownership. An Access person is presumed to be a beneficial owner of securities that are held by his or her immediate family members sharing the Access person’s household.

Rule 204A-1 treats all securities as reportable securities, with five exceptions designed to exclude securities that appear to present little opportunity for the type of improper trading that the Access person reports are designed to uncover:

-	Transactions and holdings in direct obligations of the Government of the United States.

-	Money market instruments — bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments.

-	Shares of money market funds.

-	Transactions and holdings in shares of other types of mutual funds unless the adviser or a control affiliate acts as the investment adviser or principal underwriter for the fund.

-	Transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds.

The rule thus requires Access persons to report shares of mutual funds advised by the Access person’s employer or an affiliate and is designed to help advisers (and our examiners) identify abusive trading by personnel with Access to information about a mutual fund’s portfolio.